

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2014

<u>Via E-mail</u>
Michael Liberatore
Acting Principal Financial Officer
Broadridge Financial Solutions, Inc.
1981 Marcus Avenue
Lake Success, NY 11042

>   **Re: Broadridge Financial Solutions, Inc.**
>   **Form 10-K for the Fiscal Year Ended June 30, 2013**
>   **Filed August 8, 2013**
>   **File No. 1-33220**

Dear Mr. Liberatore:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended June 30, 2013</u>

<u>Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 23</u>

<u>Dividend Policy, page 23</u>

1. We note your disclosure that subsidiaries through which you provide your business process outsourcing and mutual fund processing services, are regulated and may be subject to restrictions on their ability to pay dividends to you. Please tell us how you considered the guidance in Rule 4-08(e)(3) of Regulation S-X with respect to providing footnote disclosure about the nature and amount of significant restrictions on the ability of subsidiaries to transfer funds to the parent through intercompany loans, advances or cash dividends. Please refer to SAB Topic 6K for further guidance.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Critical Accounting Policies, page 30

Income Taxes, page 31

2. We note your disclosure that the Company does not believe that it is more likely than not that it will be able to utilize all of the deferred tax assets attributable to net operating and capital loss carryforwards of certain subsidiaries to offset future taxable earnings, resulting in valuation allowances. Since it appears that evaluating whether deferred tax asset valuation allowances are needed involves significant management judgment and estimates, please tell us why you have not discussed these estimates and assumptions, along with the implications of the uncertainties associated with these estimates and assumptions, within your critical accounting policy.

Results of Operations, page 32

Analysis of Consolidated Statements of Earnings from Continuing Operations, page 35

Fiscal Year 2013 Compared to Fiscal Year 2012, page 35

Total Expenses, page 35

3. Please explain to us and disclose why postage increased 7% in fiscal 2013 but only increased 1% in fiscal 2012. In this regard, postage is a material operating expense of your business and the substantive reasons for this apparently large fiscal 2013 increase should be disclosed. It appears the increase could be related to the cost of postage, a change in shipping volume, or both factors. If the increase was driven by multiple underlying factors, please separately quantify the impact of each factor if possible. Please refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

Provision for income taxes, page 36

4. We note your effective tax rate for the fiscal year ended June 30, 2013 compared to the prior year effective tax rate decreased 3.4% due to changes in the geographical mix of income, among other reasons. If changes in the geographical mix of income were a significant driver of the decrease in your effective tax rate, please explain to us and disclose the facts and circumstances leading to the changes in the geographical mix of income and whether you expect these changes to continue. In this regard, an overview of how your effective tax rate may be impacted by a mix of earnings among your domestic and foreign operations would appear useful to an investor. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Michael Liberatore
Broadridge Financial Solutions, Inc.
March 31, 2014
Page 3

<u>Adjusted Net Earnings from Continuing Operations, page 41</u>

5. We note your reconciliation of adjusted net earnings from continuing operations contains an adjustment for acquisition amortization and other costs. Further, we note that you are providing this non-GAAP measure because it helps your investors understand the effect of nonrecurring items on your reported results. Explain to us why the acquisition adjustment item should not be considered a recurring item. In this regard, we note this adjustment was made for the past three fiscal years in your reconciliation. Similarly, we note that restructuring and impairment charges were incurred in each of the last two years. Please revise your disclosure so that you do not indicate that these items are nonrecurring, infrequent or unusual. We refer you to Item 10(e)(1)(ii)(B) of Regulation S-K.

<u>Financial Condition, Liquidity and Capital Resources, page 42</u>

<u>Cash flows, page 44</u>

6. Please provide a comparative discussion of each section of your cash flows (i.e., operating, financing, and investing) between all comparable periods presented in the statements of cash flows. For example, there is no discussion of cash flows for the fiscal year ended June 30, 2012 compared to June 30, 2011. Your discussion should be accompanied by an analysis at the appropriate level of detail. Please note that in regard to operating cash flows your analysis should focus on factors that directly affect cash. Refer to item 1 of Section IV.B of SEC Release No. 33-8350.

7. It appears there is a typographical error related to your discussion of investing cash flows. In this regard, it appears from your consolidated statements of cash flows that $110.5 million of net cash flows were used in investing activities for the fiscal year ended <u>June 30, 2012</u>; not June 30, 2011 as disclosed. Please advise us and revise your disclosure.

<u>Item 8. Financial Statements and Supplementary Data, page 49</u>

<u>Consolidated Statement of Earnings, page 52</u>

8. Please tell us how your presentation of dividends declared per common share complies with paragraph 5 of ASC 260-10-45.

<u>Notes to Consolidated Financial Statements, page 57</u>

<u>Note 2. Summary of Significant Accounting Policies, page 58</u>

9. We note distribution cost of revenues consists primarily of postage related expenses. Please note the classification of postage or shipping and handling costs is an accounting

policy decision and should be disclosed pursuant to ASC 235. We refer you to ASC 605-45-50-2.

Note 16. Income Taxes, page 77

10. We note the $36.7 million reduction in the unrecognized tax benefit liability in fiscal 2013 related to your APA settlement as discussed on page 79. We also note your disclosure on page 42 that under the APA, a net $50.0 million of cash was transferred from two of your Canadian subsidiaries to the parent company during the third fiscal quarter of 2013 and all tax effects pertaining to this APA were accrued in the prior fiscal year. Tell us the facts and circumstances leading to the APA agreement and settlement. Further, explain to us why $50 million in cash was transferred from your Canadian subsidiaries. Lastly, tell us how you believe your assertion that accumulated earnings attributable to foreign subsidiaries are permanently reinvested complies with ASC 740-30-25-17 given the transfer of $50 million from your Canadian subsidiaries.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or me at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief